Berylline F2A

HYBRID 3-Wheel Scooter
Business Plan



Berylline Corp.
OU INC – SECS, 1 Golf View Lane, Rochester, MI 48309
www.beryllineusa.com

November 2015

Company Overview

Berylline is a young company at the emerging enterprise level. It is working on the Industry's first Hybrid 3-Wheel Scooter for personal urban or planned community transportation. Berylline has designed and built the first working concept prototype vehicle in 2011, designed and developed the second production intent prototype vehicle in 2014. Berylline is part of the Oakland University Incubator program and has been working with the university on marketing the hybrid 3-wheel scooter since 2013.

Berylline's goal is to deliver value to customers with the lowest cost in order to achieve sustained profitability. Berylline plans to utilize the Apple iPhone business model:

- Designed in the US: to meet a niche US market (seniors and students)
- Controlled by the US: US interest
- Components from USA, China and other regions, designed, validated and final assembly in Michigan.

By using the Apple approach to build our business model, Berylline has been able to lower the development cost and streamline the design process so we can deliver the hybrid 3-Wheel Scooter to customers within a 14 month time frame.

In order to achieve the above goal, Berylline has established strategic relationships with 2 Chinese companies as our global business partners: Kaitong Motorcycle Manufacturing Co. Ltd. and Wanhu Industries Co. Ltd. Kaitong currently produces a 2 wheel hybrid scooter for European and Japanese markets. Wanhu is a major 3 wheel motorcycle manufacturer in China and produces 3 wheel commercial passenger and cargo vehicles for the global market. Berylline will jointly design and develop the F2A Hybrid 3-Wheel Scooter with Kaitong and Wanhu to manufacture this scooter here in the USA.

To stay niche on the market, we have the following advantages: 1). Knowledge of US market. Our target market is retirement communities, college campuses and smaller urban settings 2). Parts and production outsourcing with an established Chinese manufacturer and supplier for cost efficient components and resources. 3). The Company principals extensive Industry background in both countries. 4). All things combined we are utilizing the best formula to produce a cost effective Berylline Hybrid 3-Wheel Scooter.

In 2012, Wanhu top management team visited Berylline in USA and discussed a strategic business cooperative and potential investment in Berylline. As a result of meetings an agreement was signed. In 2013, they invested 100,000USD into Berylline.

In 2014, Berylline management team visited both Wanhu and Kaitong in China. As a result of the meeting with Kaitong, we signed a letter of intent with Kaitong to supply 5000 chassis and an additional 5000 hybrid powertrains for future Utility Transportation Vehicles (UTV).

Product Description



Picture above is the second generation and production intent prototype

The Berylline F2A is a hybrid 3-Wheel Scooter, with a two front wheel and one rear wheel design. The F2A is intended for personal, urban transportation such as community driving and short commuting. It is targeted at retirement communities (as an alternative to the ubiquitous electric golf cart), golfing communities and college campus's where low cost, efficient low speed personal transportation is called for. The F2A hybrid 3-Wheel Scooter is designed as a personal transportation for two riders and luggage with total a capacity of 300 pounds. The hybrid powertrain for the F2A is designed for fuel efficiency (estimated mileage of 100 MPG or greater) as well as stability performance enhancement. The engine is designed with gas and electric motor in parallel, which allows for operation with just electric motor for fuel economy and combined usage for vehicle performance improvement as well as reduce emission. It is not intended for freeway or major highway usage but is ideal where short trips are called for in a smaller urban or college environment.

The two wheel front F2Adesign provides for a more comfortable and secure riding experience for younger, older and new 3-Wheel Scooter riders. The two front wheels are designed for easy operation. With a seat height of 28 inches and a weight of only 430 to 450 pound, the F2A is a great riding experience for any beginning rider, with enough features and power for experienced riders.

The battery powered engine has a top speed of 30 miles per hour and has a range of 12 miles. The battery can be charged at any household outlet. The gas powered 200cc engine has a top speed of 60 miles per hour and has a range of 160 miles. Using the hybrid powertrain system will allow a commuter to get up to 100 miles per gallon for a normal trip. The F2A also allows the driver to select the engine usage. The F2A can be driven in EV mode for maximum fuel efficiency. The driver can also use the hybrid mode where the hybrid system is designed to Improved overall powertrain performance with higher power output and reduce overall exhaust emission

2nd Generation prototype Chassis Design



First Generation Concept Prototype



Market Information

(Please see more detailed information in the Berylline Marketing Research and Strategy Report at the later section)

1. Market Background

Berylline has analyzed the market and the following are considerations:

1 Gasoline Price Fluctuation
- Historically, energy prices have been constantly fluctuating and increasing over time. Recent gasoline prices have hit lowest of $2.09 per gallon. However, Berylline believes the gasoline price will raise in long term, which will drive the transportation market for more fuel efficient transportation such as Berylline Hybrid 3-Wheel Scooter.

2. Baby Boomers Are Retiring

Baby Boomers are people born from 1946 to 1964. Today, more and more baby boomers are retiring and living in warmer, southern regions of the United States during the winter months.
- Many baby boomers have had the desire to own a motorcycle at some point in their life, but because of family responsibility, cost, and lack of skill, they have not.
- Upon retiring, baby boomers still have a strong desire to own a motorcycle, but health issues are now preventing them from operating a two-wheel motorcycle.
- Because more and more baby boomers are living in the south during the winter months, they prefer to have an alternative vehicle that is cost effective at their vacation home.
- Golfing communities are life with golf carts as a principal form of local transportation as they provide a low cost, fuel efficient alternative to the family car. Berylline's Hybrid 3-Wheel Scooter is an ideal complement to this life style as it is similar to a golf cart in many aspect and it is street legal. Rancho Mirage California has over 55,000 golf carts in their community alone. Berylline's Hybrid 3-Wheel Scooter costs less than 1/3 of a fully equipped golf cart and therefore is an ideal 2nd or 3rd form of transportation.
- In many communities golf carts are limited to the planned communities whereas our 3-Wheel Scooter will be DOT licensed and approved for short trips to town or local retail outlets and the like.

3. Consumers Demand More Environmentally Friendly Transportation
Americans are becoming more environmentally cautious and are demanding cleaner transportation.

2. Target Market

Based on the above market background, Berylline has initially identified two distinct target markets. The primary market segment will be focused on the retirement age community rider. The target age group would be 48 to 75 years old. We believe that this age group would use the Berylline F2A 3-Wheel Scooter for short trips around a retirement or vacation community. Because of the ability to plug in, charge and drive without using gas, the F2A Hybrid 3-Wheel Scooter provides the similar functions as a golf cart in these communities when operating under electric mode. But Berylline hybrid 3-Wheel Scooter would also be street legal, so it can be used in much greater range with higher speed when switched to Hybrid Mode. We believe that this age group would be more open to a three-wheel concept because of increased safety, stability, and lower cost.

The second market would be college campuses, especially across the southern USA where campus car ownership is discouraged due to parking limitations and the low cost of acquiring the 3-Wheel Scooter as opposed to a full sized motorcycle or small car.

The other area of market concentration will be the commercial leisure market (hotel resorts, resort communities and vacation destinations such as campgrounds) and could be a great addition to the vacation rental market. We believe that individuals, as well as couples, would readily rent one of our Berylline 3-Wheel Scooters (2 person design) while on vacation as opposed to renting two separate scooters.

Berylline has a signed dealer agreement with Blackbeard Powersports in September 2015, and it became the first dealer in the Detroit area to market and sell Berylline Hybrid 3-Wheel Scooters.

3. Pricing Strategy

The Berylline F2A Hybrid 3-Wheel Scooter's MSRP is $5,999 for Sport model and $6.999 for Tour model. The price is designed to fit within the market of similar vehicles. For example, the Piaggio MP3 hybrid scooter priced at $10,000. The Berylline F2A hybrid 3-Wheel Scooter has a very strong, competitive advantage.

The price is higher than the traditional two-wheel scooters, such as 2015 Suzuki Burgman200 with MSRP of $4,999. However, the advantages of the hybrid engine and three-wheel design not only bring more value than the two-wheel scooters, but they also place the F2A into a more unique market position. The F2A is larger, faster, more stable, features a hybrid power train design (a much promoted power train concept amongst luxury car builders), can be charged at home or almost anywhere, is designed to be a stable platform, and has a unique character. It is also a huge practical alternative to a full sized automobile or even the ubiquitous retirement community golf cart.

With the average golf cart cost beginning around $6,650 and rising to as much as $15,000.00 to $20,000.00 with an additional expense to make these vehicles street legal, the Berylline hybrid 3-Wheel Scooter is priced competitively.

4. Competition

There are 2 types of vehicles which Berylline views as competition for the F2A Hybird 3-Wheel Scooter

1) Golf Carts

Golf carts are used by many retirement and resort community residents for economical and short-distance commuting. Club Car, EZ Go and Yamaha are the 3 major golf cart manufacturers in the USA. The 2014 US golf cart total annual sale value is approximately 135,000 units including all areas.

The F2A Hybrid's main advantage over golf carts is the ability to be driven on main city streets at much higher speeds (60MPH). Golf carts are limited to traveling within a closed community and have a top speed of 20MPH.

2) Two-wheel Scooters

Compared to the two-wheel competition, the F2A Hybird has many advantages. First, the F2A is a hybrid with the ability to run on electric power for fuel efficiency. In addition, the F2A three-wheel designs make for a sturdier and more secure ride that does not require any two-wheel riding skill. Therefore, it is much easier to operate. Our survey shows this is one of the major reasons that people are considering purchase the Berylline hybrid 3-wheel scooter.

3) Note about Cam-Am Spyder

Cam-Am Spyder has grown in popularity since its introduction in 2007. The Berylline F2A Hybrid Scooter is not intended to compete with the Spyder. The Spyder is a recreational, high-end motorcycle that focuses on high performance and long-distance travel. It has an engine size of 1330cc and a starting price of around $15,000 with units often selling fully equipped for as much as $30,000.00 or more. Berylline's F2A scooter is designed to provide an alternative for short commutes and focuses on low energy consumption and ease of use at lower speeds.

In fact, the Cam-Am Spyder has been the high end leader along the path that Berylline is and will be pursuing albeit targeted at an older (or younger) more cost conscious market.

Can-Am is also developing a hybrid version of the Spyder. It brought the hybrid concept vehicle to the International Motorcycle Show in New York on January 21, 2011. This reinforces the value of the hybrid and its market efficacy.

According to Bombardier Recreational Products, Inc. ("BRP"), the hybrid model will match the performance of the gasoline-powered Spyder, while being more energy efficient. BRP is suggesting that a four-year timetable will likely govern the development of the technology and utilization in the Spyder line.

4) Note about Piaggio MP3

Piaggio MP3 Hybrid Scooter is the only one three wheel hybrid scooters available from major manufacturers. It has the three modes of operation: gas, electric and combined hybrid. MP3 has a 125/260 cc gas engine and a 3.5 horsepower electric motor with a pure electric range of 12 miles. Piaggio claims the MP3 gets an estimated 141 miles per gallon, a figure it calculated assuming 65 percent use in hybrid mode and 35 percent full electric mode. The MP3 has a selling price of $10,000 in Europe.
The major difference between the Piaggio MP3 and the Berylline F2A is that the Piaggio MP3 has a leaning front suspension which requires two wheel scooter riding skill to drive it.

The MP3 Hybrid Scooter currently is NOT available in the US.



Operation

Berylline will use the SKD/CKD system to manufacture and finalize the assembly process of the Berylline F2A hybrid 3-Wheel Scooter in Michigan. The majority of the vehicle will be assembled on Kaitong's assembly line in China. The front end components including front closure and front suspension will be sourced from USA, China and other region, and we will final assemble the vehicle in Michigan. Finished vehicles will be tested, packaged and shipped to the dealers for customers. The following chart shows the overall manufacturing process and the parts to be assembled in Michigan, USA.

Berylline Hybrid 3-Wheel Scooter Manufacturing Process:


Kaitong/Wanhu
Major Sub Assembly
New Parts
Berylline China
Berylline China
Shipping
Berylline USA
SKD Final Assembly
Final Testing
Special Sales Channel
Golf Car Dealers
Motorcycle Dealers

SKD US Assemble Parts


Mirrors
Rear Trunk
Windshield
Front Exterior
Panels
New front Tire/Wheels
Steering System
Front Fenders
Front Suspension
Front Brake System

Major Accomplishment to Date

- 5/2010: Final Generation Concept Design Complete
- 3/2011: Concept Prototype Complete
- 7/2011: Concept Prototype Testing Complete
- 11/2011: 1st Dealer Agreement (LOI) Signed.
- 8/2012: Letter of Intent with Wanhu Industries (China) signed
- 12/2012: Wanhu Industries' Senior management team visited Berylline and signed partner agreement with Berylline.
- 1/2013: Initial 10,000 loan received from Ann Arbor Spark.
- 3/2013: Independent Marketing Study completed by Oakland University (Available Upon Request)
- 5/2013: Wanhu Industries invested $100,000 in Berylline Corp.
- 1/2014: Production Intent 2nd generation prototype design complete.
- 6/2014: 2nd generation rolling chassis complete.
- 7/2014: China visit to Wanhu Industries and Kaitong Motorcycle Company. Letter of Intent with Kaitong signed to supply 5,000 set of chassis components.
- 8/2014: 2nd generation running chassis complete.
- 10/2014: Body design A surface complete.
- 12/2014: 2nd generation / Pre-Production prototype vehicle complete
- 1/2015: Miami International motorcycle show kick off marketing campaign.
- 5/2015: Individual investor - $100,000
- 8/2015: Won first place in Troy Traffic Jam Classic Car Show.
- 9/2015: Accepted into Oakland University's Incubator program

Production Timing Plan

The timing plan is to launch the Berylline 3-Wheel Scooter in March of 2017.



Bruce signed Letter of Intent with President of Kaitong Motorcycle Company in July 2014



Letter of Intent / 合作意向书

RE: Berylline Corp and Kaitong Motorcycle Manufacture Co., LTD (Kaitong) to jointly develop and Manufacture Berylline Hybrid Powertrain and Personal Transportation Vehicle(PTV)

This letter will serve as a basic understanding between Berylline Corp, USA ("Berylline") and Kaitong Motorcycle Manufacture Co., LTD (Kaitong) to jointly develop and manufacture Berylline Hybrid Powertrain and Personal Transportation Vehicle ("PTV").

Berylline is a USA company which is based in Troy, Michigan, USA. Berylline is in the process of developing a hybrid PTV.

Kaitong is based in Taizhou, China.

Berylline will provide direction and technical support to improve the hybrid powertrain system based on existing Kaitong system. The goal to improve the system overall performance so it can fit US road condition and requirement.

The main improvement including the followings:

1. Improve gasoline engine overall power output performance. This may include enlarge the engine replacement to 200cc. to increase the power output to 15-20 HP.
2. Increase the electric motor overall power output to 1.5 to 2KW.
3. Design and Install fuel injection system for gasoline engine.
4. Improve the overall hybrid powertrain reliability based on Berylline test result.

Jointly Design and Development, Manufacturing and Supply Arrangement:

1. Kaitong will participate Berylline PTV design and development process.
2. Berylline will provide direction and technical support during the design and development process.
3. Berylline will provide prototype and basic design for the production design and development.
4. Kaitong will participate Berylline manufacture process
5. Kaitong will responsible to manufacture base vehicle and chassis system.
6. Kaitong will supply up to 5,000 units per year of Berylline vehicle/chassis system

7. In addition, Kaitong will supply up to 10,000 units per year of Berylline hybrid system for different application globally.
8. Kaitong will also supply other vehicle components based on later agreement.

This letter serves as a good faith agreement between Berylline and Kaitong to develop a further definitive working agreement

(Signature)

李宜德

(Typed or Printed Name)



台州市凯通摩托车制造有限公司.

(Position and Company) (总经理).

Date: 2014. 7. 25

(Signature)

BRUCE F. WEBER

(Typed or Printed Name)

CFO

(Position and Company)

Date: JULY 25, 2014

Berylline and Wanhu Agreement
贝利兰万虎协议

General
综述

1. Berylline will maintain as an independent company.
   贝利兰将继续保持为一个独立的公司。

2. Berylline LLC is valued at 1,000,000 USD as of current status in December 2012.
   贝利兰公司在 2012 年 12 月现有状况下估价为 100 万美元。

3. Wanhoo will invest 100,000USD into Berylline at phase 1 development work. In exchange, Wanhoo will have 10% of Berylline company share.
   万虎在第一阶段将对贝利兰公司投资 10 万美元，作为交换，万虎将持有贝利兰公司 10%的股份。

4. As a share holder, Wanhoo entitle the right to share 10% of the Berylline Profit / Loss.
   作为股东，万虎有权利义务承担贝利兰公司 10%的盈利/亏损。

5. Dilution: The shares that issued to Wanhu will be diluted along with other shares in the event of new investors put additional fund into Berylline.
   稀释：当新的投资者把更多的资金注入贝利兰时，万虎所持有的贝利兰股份将与其它贝利兰股份一起发生股份比例的变化，即稀释。

6. As a share holder of Berylline, Wanhoo is guaranteed to have access to Berylline's hybrid technology. Berylline agrees in general to have Wanhoo as the exclusive technology transferring party in China, however, more detail and some other potential changes needs to be worked out at later time.
   作为贝利兰的股东，万虎有权利使用贝利兰的混合动力技术。贝利兰原则同意万虎作为中国区唯一技术转让方。具体协议在下一步的谈判中将予以明确。

7. As an independent company, when Berylline contract work out, Berylline will pay for the service. vice versa, when Berylline provide hybrid technology to Wanhoo or any other company, Berylline will be paid for the technology, which is determined at that time. The detailed technology transfer and support will be defined in separated agreement.
   作为一个独立的公司，当贝利兰合同开始执行，贝利兰将承担技术研发费用。反之，当贝利兰提供混合动力技术给万虎或者其他公司，贝利兰将收取技术转让费。技术移交和支持细节将在另外一份协议中说明。

DmD
12/9/12



1/3

Phase 1 Work

第一阶段工作

8. At phase 1, Berylline will continue to work on the PTV based on Kaitong. The first production model will be Kaitong based.

   在第一阶段，贝利兰工作将继续基予凯通的 PVT。第一台生产样车将基于凯通制作。

9. Berylline will order 3 additional 2 wheel hybrid scooter, one of them will be shipped to Wanhoo for research.

   贝利兰将另外订购三台混合动力摩托车，其中一台将发运到万虎做研究。

10. The first engineering Mule design work will be done at Berylline in the USA. Wanhoo will participate design to provide design feedback and manufacturing requirement.

    第一阶段工程设计将在美国由贝利兰公司完成。万虎将参与设计工作，提供设计反馈及生产要求。

11. The first mule engineering prototype will be completed in the USA, and then be used for marketing promotions. Berylline will ship this prototype to Wanhoo for further design evaluation and testing in China once the marketing work is done in the USA. Berylline can also build 2nd prototype and ship to Wanhoo as a option. It will be determined after the completion of the 1st prototype.

    第一个工程原型车将在美国完成，然后用于市场推广。一旦美国的市场推广工作完成以后，贝利兰将此原型车发运至万虎做进一步的设计评估及在中国市场测试。贝利兰也可以提供第二辆车发运给万虎作为为选择，这在完成第一辆原型后再做决定。

Phase 2 Work

第二阶段工作

12. Phase 2 work starts when production model design begins. There will be additional investment at phase 2 work. The estimated investment amount is 250,000 USD by Berylline and Wanhoo each. The details will be worked out at later time.

    第二阶段工作与样车设计工作同时进行。在第二阶段将会有另外的投资。贝利兰和万虎分别投资约 25 万美元。细节将在晚些时候出台。

13. At phase 2, the detailed production design work can be done by Berylline and Wanhoo, or contracted to third party service company, or Kaitong.

    在第二阶段，产品细节设计工作将由贝利兰和万虎共同进行，或者双方商定移交给第三方专业性公司或者凯通。

14. The first production model will be produced in Kaitong (Base Chassis) and Wanhoo (Front suspension and other parts). The detailed work needs to be studied and determined at phase 2 development.

Dma
12/9/12



2nd Production Model
第二辆生产样车

15. Berylline will work with Wanhoo on 2nd production model design/development once the 1st production model reached to the market. The 2nd model will be ground up and will be produced at Wanhoo and final assembled at Berylline in USA.

在第一辆生产样车到达市场后，贝利兰将与万虎一起负责第二辆生产样车的设计/开发工作。第二辆生产样车将在万虎生产，在贝利兰组装。



Sign: _____   Sign: _____
签字：   签字：

Print: _____Dennis Dresser_____   Print: _____李庆_____
打印：   打印：

Date: _____December 9, 2012_____   Date: _____2012 - 12.9_____
日期：2012 年 12 月 9 日星期日

Company: __Berylline LLC._____   Company: _____
公司名称：贝利兰   公司名称：重庆万虎机电有限责任公司

Title: _____President_____   Title: _____General Manager_____
职位：　　　　主席   职位：　　　　总经理